Exhibit 4.22

THE SYMBOL “[REDACTED]” DENOTES PLACES WHERE CERTAIN INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (1) NOT MATERIAL, AND (2) THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

August 15, 2022

I-Mab Biopharma Co., Ltd.

天境生物科技(上海)有限公司

Suite 802, West Tower, OmniVision

88 Shangke Road, Pudong District

Shanghai, 201210

P.R. China

Attn: Legal

I-Mab Biopharma US Limited

Suite 516, 2275 Research Boulevard,

Rockville, Maryland, 20850

United States

Attention: Claire Xu, Site Head and US Clinical R&D Head

RE: Amendment No.1 to License and Collaboration Agreement

AbbVie Global Enterprises Ltd. (as assignee from AbbVie Ireland Unlimited Company) (“AbbVie”) and I-Mab Biopharma Co., Ltd. (“I-Mab Shanghai”, 天境生物科技(上海)有限公司) and I-Mab Biopharma US Limited (“I-Mab US” and collectively with I-Mab Shanghai, “I-Mab”) are parties to that certain License and Collaboration Agreement entered into September 3, 2020 (the “Agreement”). Capitalized terms used but not defined in this letter have the respective meanings set forth in the Agreement. Each of AbbVie and I-Mab may be referred to in this letter individually as a “Party” and collectively as the “Parties”.

The Parties have agreed to amend (a) the anti-shelving provision under the Agreement and (b) certain amounts payable under the Agreement with respect to any Other Licensed Product (as defined below) and in each case ((a) and (b)) desire to memorialize such agreement in this letter. In consideration of the mutual representations, warranties and covenants contained in this letter, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows under the terms of this letter agreement and amendment to the Agreement (“Amendment No.1”). This Amendment No.1 is entered into and shall become effective on the date of the last signature (the “Effective Date”).

Cessation of Development and Commercialization

1.	Section 2.6.1 of the Agreement is hereby amended by deleting the word “clinical” from “material clinical Development”.

Financials for Other Licensed Product

2.	The following new definition is hereby added to Article 1 of the Agreement:
a.	“Other Licensed Product” means any Licensed Product that (a) does not contain the [REDACTED], and (b) contains a Licensed Compound that is [REDACTED] as the sole Licensed Compound.
3.	Section 10.3.1 and Section 10.4.1 of the Agreement are hereby amended as set forth in Exhibit A of this letter.

General Provisions

4.	Exhibit B sets forth the public disclosures agreed to by the Parties with respect to this letter. Neither Party shall make any other public disclosure regarding this letter without complying with its obligations under Section 12.5 of the Agreement.
5.	Each Party represents and warrants to the other Party, as of the Effective Date, as follows: (a) it is duly organized and validly existing under Applicable Laws of its jurisdiction of incorporation; (b) it has full corporate power and authority and has taken all corporate action necessary to enter into and perform this letter; (c) the execution and performance by it of its obligations hereunder will not constitute a breach of, or conflict with, its organizational documents or any other agreement by which it is bound or requirement of Applicable Laws; and (d) this letter is its legal, valid and binding obligation, enforceable in accordance with the terms and conditions hereof (subject to Applicable Laws of bankruptcy and moratorium).
6.	This letter shall be governed under, and subject to, the terms of Article 12 (Confidentiality and Non-Disclosure) (and the terms of this letter shall be the Confidential Information of both Parties) and Article 16 (Miscellaneous) (other than Section 16.17) of the Agreement as if such terms were expressly set forth in this letter.
7.	Except as expressly amended hereby, all of the terms and conditions of the Agreement shall remain in full force and effect. This Amendment No.1, together with the Agreement and the exhibits and schedules hereto and thereto, constitute the full and entire understanding and agreement between the Parties with regard to the subjects hereof. This Amendment No.1 may be executed in any number of counterparts, each of which is enforceable against the parties that execute such counterparts, and all of which together constitute one instrument.

[Signature page follows.]

If this letter accurately sets forth our understanding, kindly execute this letter and return it to the undersigned.

Best regards,

AbbVie Global Enterprises Ltd.

By:	/s/ Jonathan C. Clipper
Jonathan C. Clipper

Date:	August 15, 2022

Accepted and agreed:

I-Mab Biopharma Co., Ltd.

By:	/s/ Jingwu Zhang Zang
Jingwu Zhang Zang
Legal Representative
Date:	August 15, 2022

I-Mab Biopharma US Limited

By:	/s/ Jingwu Zhang Zang
Jingwu Zhang Zang
Director
Date:	August 15, 2022

Exhibit A

Amendments to Certain Financial Terms

1.	Section 10.3.1 of the Agreement is hereby amended and replaced in its entirety as follows:

10.3.1 Development, Regulatory and First Commercial Sale Milestones. Subject to the terms and conditions of this Agreement, with respect to each of the following Milestone Events, AbbVie shall pay to I-Mab a one (1)-time non-refundable and non-creditable Milestone Payment within [Redacted] after such Milestone Event is first achieved by or on behalf of AbbVie or its Affiliates or Sublicensees during the Term as follows:

	Milestone Event	Milestone Payment
1.

Fulfillment of the success criteria (as set forth in Schedule 10.3.1(a)) in conjunction with the AML/MDS monotherapy Phase 1 dose escalation study identified as “study 2” in the Initial Development Plan as of the Execution Date at the 10mg/kg dose level

Twenty Million Dollars ($20,000,000)* * Milestone Payment for Milestone Event 1 previously paid by AbbVie.
2.	[Redacted]	[Redacted]
3.	[Redacted]	[Redacted]
4.	[Redacted]	[Redacted]
5.	[Redacted]	[Redacted]
6.	[Redacted]	[Redacted]
7.	[Redacted]	[Redacted]
8.	[Redacted]	[Redacted]
9.	[Redacted]	[Redacted]
10.	[Redacted]	[Redacted]
11.	[Redacted]	[Redacted]

For clarity, each of the Milestone Payments set forth in this Section 10.3.1 shall be payable only once upon the first achievement of the corresponding Milestone Event, and any subsequent or repeated achievement of the same Milestone Event, whether by the same Licensed Product or by a Licensed Product different from the first Licensed Product used in the same Milestone Event, shall not result in any additional payment obligation for AbbVie under this Section 10.3.1.

[Redacted]

2.	Section 10.4.1 of the Agreement is hereby amended and replaced in its entirety as follows:

10.4.1 Royalty Rates. Subject to the terms and conditions of this Agreement, AbbVie shall pay to I-Mab, with respect to each Licensed Product, a tiered royalty on Net Sales of such Licensed Product by AbbVie or any of its Affiliates or Sublicensees in the AbbVie Territory in each Calendar Year during the Royalty Term with respect to such Licensed Product and each country or jurisdiction in the AbbVie Territory, at the following rates:

Aggregate Net Sales in a Calendar Year for such Licensed Product	Royalty Rate
For that portion of aggregate Net Sales of such Licensed Product in the AbbVie Territory in a Calendar Year less than [Redacted]	[Redacted]
For that portion of aggregate Net Sales of such Licensed Product in the AbbVie Territory in a Calendar Year equal to or greater than [Redacted] but less than [Redacted]	[Redacted]
For that portion of aggregate Net Sales of such Licensed Product in the AbbVie Territory in a Calendar Year equal to or greater than [Redacted] but less than [Redacted]	[Redacted]
For that portion of aggregate Net Sales of such Licensed Product in the AbbVie Territory in a Calendar Year equal to or greater than [Redacted] but less than [Redacted]	[Redacted]
For that portion of aggregate Net Sales of such Licensed Product in the AbbVie Territory in a Calendar Year equal to or greater than [Redacted]	[Redacted]

With respect to each Licensed Product in each country (or jurisdiction) in the AbbVie Territory, from and after the expiration of the Royalty Term for such Licensed Product in such country or jurisdiction, Net Sales of such Licensed Product in such country or jurisdiction shall be excluded for purposes of calculating the Net Sales thresholds and ceilings set forth in this Section 10.4.1. For purposes of this Section 10.4.1, with respect to a particular country, Net Sales shall include sales without the receipt of Regulatory Approval for a Licensed Product in such country, such as so-called “treatment IND sales” or “named patient sales” if such sales are the primary means of Commercialization of such Licensed Product in such country and Regulatory Approval for such Licensed Product in such country will not be sought.

Exhibit B

Agreed Public Disclosures

I-Mab Provides Updates on Its Global Strategic Partnership with AbbVie

I-Mab (the “Company”) (Nasdaq: IMAB) today announced that the Company and AbbVie Global Enterprises Ltd. (as assignee of AbbVie Ireland Unlimited Company) (“AbbVie”) have entered into an amendment to the original license and collaboration agreement dated September 3, 2020 among I-Mab Biopharma (Shanghai) Co., Ltd. and I-Mab Biopharma US Limited, each a wholly-owned subsidiary of the Company, and AbbVie (as amended, the “Agreement”).

The parties will continue to collaborate on the global development of anti-CD47 antibody therapy under the Agreement. The Company will be eligible to receive, and AbbVie will pay, up to US$1.295 billion in the development, regulatory and sales milestone payments, and the tiered royalties at rates from mid-to-high single digit percentages on global net sales outside of Greater China for certain new anti-CD47 antibodies currently in development, or the original milestone payments and tiered royalties previously disclosed in the Company’s Form 20-F for the fiscal year 2021 for other licensed products. The Company has the exclusive right to develop and commercialize all licensed products under the Agreement in Greater China.

AbbVie will discontinue the global Phase 1b study of lemzoparlimab combination therapy with azacitidine (“AZA”) and venetoclax, in patients with myelodysplastic syndrome (“MDS”) and acute myelocytic leukemia (“AML”). This decision was not based on any specific or unexpected safety concerns.

The Company continues its commitment on lemzoparlimab development with a near-term focus on the initiation of a Phase 3 clinical trial in patients with MDS in China, which is supported by the safety and efficacy data from its Phase 2 study of combination therapy of lemzoparlimab and AZA in patients with higher risk MDS. The detailed data will be presented in a proffered paper at the European Society for Medical Oncology (ESMO) Congress in September 2022. To date, Phase 1 and Phase 2 clinical studies of lemzoparlimab in the U.S. and China with nearly 200 patients enrolled have shown a good safety profile without the need for a priming dosing regimen.

The Company has a strong cash position (US$671 million in cash, cash equivalents and short-term investments as of December 31, 2021) to support the ongoing and planned clinical development of lemzoparlimab, in addition to other critical late-stage clinical assets.